CERTIFICATE OF QUALIFIED PERSON

Grahame Binks, MAusIMM (CP)

I, Grahame Binks, MAusIMM (CP), certify that:

1. I am employed as a Director, Technical Services with Ausenco Service Pty Ltd., QLD, (Ausenco), with an office address of Level 6, 189 Grey Street, South Brisbane QLD, 4101, Australia.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from the University of Melbourne with a Batchelor in Metallurgical Engineering in 1983 and a Master of Engineering (Chemical) in 1985 and have practiced my profession since graduation.

4. I am a Registered Professional Engineer of Queensland, #08522. I am a Member of Australasian Institute of Mining and Metallurgy ("AusIMM") Chartered Professional under the Discipline of Metallurgy.

5. I have diverse experience in Australian and International mineral and paste tailings plants, their development from concept to implementation and full project assessments. I have specialist experience in precious metals, iron ore, copper, lead, zinc, nickel, tin, lithium and uranium. I have worked for a number of major minerals companies and been involved with a number of major projects including plant refurbishments, various feasibility, prefeasibility and concept studies. I have worked as a consulting Process Engineer and Study Manager in relation to the evaluation and engineering of iron ore, copper, lead, zinc, tin, nickel, lithium, germanium and uranium projects internationally. I have designed test work programs for paste backfill plants, evaluated their results and designed paste backfill plants based on the test work results.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have not visited the project site.

8. I am responsible for Sections 18.6.5, 26.8 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is defined in Section 1.5 of NI 43-101.

10. I have not been previously involved with the Panuco Project.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

/s/ Grahame Binks
Grahame Binks, MAusIMM (CP).